Filed Pursuant to General Instruction II.L of Form F-10

File No. 333-237625

The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement Dated March 15, 2022

PROSPECTUS SUPPLEMENT
(To Base Shelf Prospectus, dated April 27, 2020)

ENDEAVOUR SILVER CORP.

U.S.$●

● Common Shares

This Prospectus Supplement, together with the accompanying Prospectus, qualifies the distribution (the “Offering”) of ● common shares (each, an “Offered Share”) of Endeavour Silver Corp. (“Endeavour” or the “Company”) at a price of U.S.$● per Offered Share (the “Offering Price”). The Offered Shares will be issued and sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated ●, 2022 among Endeavour and BMO Nesbitt Burns Inc. and PI Financial Corp. (together being the “Lead Underwriters”), and ●, ● and ● (collectively, with the Lead Underwriters, the “Underwriters”). The Offering Price was determined in the context of the market by negotiation between Endeavour and the Lead Underwriters. See “Plan of Distribution”. The Offered Shares will be offered in Canada and the United States through the Underwriters either directly or through their respective Canadian or U.S. broker dealer affiliates or agents. The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s prospectus supplement filed pursuant to General Instruction II.L of Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), supplementing the base prospectus that forms a part of the Company’s registration statement (the “Registration Statement”) on Form F-10 filed with the United States Securities and Exchange Commission (the “SEC”). See “Plan of Distribution”.

The outstanding common shares of the Company (the “Common Shares”) are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “EDR” and on the New York Stock Exchange (“NYSE”) under the symbol “EXK”. On March 14, 2022, the closing trading price of the Common Shares on the TSX was Cdn.$6.61 per Common Share and the closing trading price of the Common Shares on the NYSE was U.S.$5.18 per Common Share. The Company will apply to list the Offered Shares and Over-Allotment Shares (as defined below) on the TSX and the NYSE. The TSX and NYSE have not conditionally approved the Company’s listing applications and there is no assurance that the TSX or NYSE will approve the listing applications. Listing will be subject to Endeavour fulfilling all of the listing requirements of the TSX and the NYSE.

The net proceeds from the Offering will be used by the Company to pay the cash consideration in the Pitarrilla Acquisition (as defined herein) and for the Company’s general corporate purposes and working capital. See “Use of Proceeds” and “Recent Developments-Pitarrilla Acquisition”.

Price: U.S.$● per Offered Share

	Price to the Public	Underwriters’ Fee(1)	Net Proceeds to the Company(2)
Per Offered Share	U.S.$●	U.S.$●	U.S.$●
Total(3)	U.S.$●	U.S.$●	U.S.$●

(1)

Pursuant to the Underwriting Agreement, the Company has agreed to pay to the Underwriters a fee of U.S.$● (the “Underwriters’ Fee”), representing ●% of the aggregate gross proceeds of the Offering, assuming no exercise of the Over-Allotment Option (as defined below). See “Plan of Distribution” for a description of compensation payable to the Underwriters.

(2)	After deducting the Underwriters’ Fee, but before deducting expenses of the Offering, which are estimated to be U.S.$● and which will be paid from the proceeds of the Offering.

(3)

The Company has granted to the Underwriters an option (the “Over-Allotment Option”) to acquire up to ● additional Common Shares (the “Over-Allotment Shares”) at a price of U.S.$● per Over-Allotment Share. The Over-Allotment Option is exercisable in whole or in part at any time up to 30 days after the Closing Date (as defined below). In this Prospectus Supplement, unless otherwise specified, the term “Offered Shares” includes the Over-Allotment Shares. If the Over-Allotment Option is exercised in full, the total “Price to the Public”, “Underwriters’ Fee” and “Net Proceeds to the Company” will be U.S.$●, U.S.$● and U.S.$●, respectively. A purchaser who acquires any Over-Allotment Shares issued pursuant to the exercise of the Over-Allotment Option acquires those securities under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, together with the accompanying Prospectus, qualifies the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares issuable upon any exercise of the Over-Allotment Option. See “Plan of Distribution”.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and Dorsey & Whitney LLP with respect to U.S. legal matters and on behalf of the Underwriters by Blake, Cassels & Graydon LLP with respect to Canadian legal matters and Skadden, Arps, Slate, Meagher & Flom LLP with respect to U.S. legal matters.

The Underwriters directly, or indirectly through their broker-dealer, affiliates or agents, propose to initially offer the Offered Shares at the Offering Price. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the Offering Price, the Underwriters may subsequently reduce the selling price of the Offered Shares to purchasers. Any such reduction will not affect the proceeds received by the Company. See “Plan of Distribution”.

The following table sets forth the number of Common Shares issuable under the Over-Allotment Option.

Underwriters’ Position	Maximum Number of Securities	Exercise Period	Purchase or Exercise Price
Over-Allotment Option	● Common Shares	Up to 30 days after the Closing Date	U.S.$● per Over-Allotment Share

In connection with the Offering and subject to applicable laws, the Underwriters may over-allot or effect transactions that are intended to stabilize or maintain the market price of the Common Shares at levels other than that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about March 22, 2022, or such other date as may be agreed upon by the Company and the Lead Underwriters (the “Closing Date”).

Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS Clearing and Depositary Services Inc. (“CDS”), or its nominee, will be made electronically through the non-certificated inventory (“NCI”) system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. The Company expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date. See “Plan of Distribution”.

The purchase of Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. See “Risk Factors” in the Prospectus Supplement and the accompanying Prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada (“MJDS”) to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies prepared in accordance with United States generally accepted accounting principles.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is existing under and governed by the laws of the province of British Columbia and the federal laws of Canada, that some or all of the Company’s officers and directors are residents of Canada, that some or all of the experts named in the Registration Statement may be residents of Canada, and that a substantial portion of the Company’s assets and the assets of the officers and directors of the Company are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Company is neither a “connected issuer” nor a “related issuer” of the Underwriters as defined in National Instrument 33-105 — Underwriting Conflicts.

The Company’s head office is located at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

Amy Jacobsen, a director of the Company, resides outside of Canada and has appointed the Company as her agent for service of process at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5. In addition, Kirk Hanson, Paul G. Ivancie, Humberto F. Preciado, each a co-author of the “NI 43-101 Technical Report on the Feasibility Study of the Terronera Project, Jalisco State, Mexico” dated October 21, 2021 with an effective date of September 9, 2021 (the “Terronera Technical Report”), reside outside of Canada.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which provides more general information. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Prospectus, all information incorporated by reference herein and therein, as well as the additional information described under “Where You Can Find Additional Information” in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Prospectus or any documents incorporated by reference herein or therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus and on the other information included in the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus form a part. We have not, and the Underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Company is offering to sell, and seeking offers to buy, Offered Shares only in jurisdictions where offers and sales are permitted. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada, that is incorporated by reference herein and in the accompanying Prospectus, is accurate only as of its respective date. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation.

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Prospectus solely for the purposes of this Offering. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the accompanying Prospectus. See “Documents Incorporated by Reference”.

The address of the Company’s website is www.edrsilver.com. Information contained on the Company’s website does not form part of this Prospectus Supplement nor is it incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Company has not authorized any person to provide different information.

Unless the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “Endeavour”, the “Company”, “we”, “us” and “our” refer to Endeavour Silver Corp. and include each of its subsidiaries as the context requires.

Currency Presentation and Exchange Rate Information

Unless stated otherwise or as the context otherwise requires, references in this Prospectus Supplement and the accompanying Prospectus to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the AIF (as defined under “Documents Incorporated by Reference”) and the Company’s financial statements and related management’s discussion and analysis that are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2021, December 31, 2020 and December 31, 2019, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2021 (Cdn.$)	Year ended December 31, 2020 (Cdn.$)	Year ended December 31, 2019 (Cdn.$)
High	1.2942	1.4529	1.3600
Low	1.2040	1.2718	1.2988
Average	1.2535	1.3409	1.3269
Closing	1.2678	1.2741	1.2988

On March 14, 2022, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.2777.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus Supplement and the accompanying Prospectus, and the documents incorporated by reference herein and therein, contain “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of applicable U.S. securities legislation. Please see “Cautionary Note Regarding Forward-Looking Statements” in the accompanying Prospectus which identifies forward-looking statements and sets out the assumptions upon which they are based and the risk factors to which they are subject. See also “Risk Factors” in this Prospectus Supplement.

This Prospectus Supplement also contains additional “forward-looking statements” which include but are not limited to statements regarding the timing and completion of the Pitarrilla Acquisition, estimates of mineral resources comprising the Historical Estimate (historic mineral resource estimates at Pitarrilla), future plans and objectives of the Company for the Pitarrilla Project, proposed operations of the Company at Pitarrilla including mine development, statements including mineral resource estimates contained in the Bolañitos Technical Report and the Guanacevi Technical Report (each as defined herein), mineral resource estimates and economic feasibility of the Terronera Project contained in the Terronera Technical Report, and future events and conditions that are not historical facts. See “Recent Developments-Pitarrilla Acquisition” for further information on the “Pitarrilla Acquisition” and capitalized terms defined thereunder.

These additional forward-looking statements are based on assumptions management believes to be reasonable including, but not limited to, the ability to obtain regulatory approvals required for completion of the Pitarrilla Acquisition, the reliability of mineral resource estimates including the Historical Estimate, the economic feasibility of placing the Terronera Project into production, the continuation of exploration and mining operations, no material adverse change in the market price of commodities, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in these forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that these additional forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on these forward-looking statements or information.

These forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the inability or failure of the Company or SSR Mining to satisfy the conditions for closing the Pitarrilla Acquisition including regulatory approvals; the availability of funds; the financial position of the Company, timing and content of work programs; results of exploration activities and development of mineral properties; the calculation and reliability of mineral resource estimates including the Historical Estimate; the receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses; currency fluctuations; the ultimate impact of the COVID-19 pandemic on operations and results; national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits.

Although the additional forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, Endeavour cannot be certain that actual results will be consistent with such forward-looking information.

Cautionary Note to United States Investors

We are permitted under the MJDS to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements. We prepare our annual financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB, and our interim financial statements, certain of which are incorporated by reference herein, in accordance with IFRS as issued by the IASB as applicable to interim financial reporting, and they therefore may not be comparable to financial statements of United States companies.

The Company is subject to the reporting requirements of the applicable Canadian securities laws and, as a result, reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K (“S-K 1300”) under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). As an issuer that prepares and files its reports with the SEC pursuant to MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this Prospectus Supplement concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

Documents Incorporated by Reference

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

1.	annual information form of the Company dated March 8, 2022 for the year ended December 31, 2021 (the “AIF”), filed March 10, 2022;

2.	audited annual consolidated financial statements of the Company for the years ended December 31, 2021 and December 31, 2020 and the report of independent registered public accounting firm thereon, filed March 10, 2022;

3.	management’s discussion and analysis of the Company for the year ended December 31, 2021, filed March 10, 2022 (the “Annual MD&A”);

4.	information circular dated March 25, 2021 with respect to the Company’s annual general meeting of shareholders held on May 12, 2021, filed March 31, 2021;

5.	material change report dated and filed January 19, 2022 with respect to the Company entering on January 12, 2022 into a definitive agreement to purchase, subject to completion of closing conditions, the Pitarrilla project in Durango State, Mexico by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. (“SSR Mining”) for total consideration of U.S.$70 million and a 1.25% net smelter returns royalty (“NSR Royalty”) (see “Recent Developments-Pitarrilla Acquisition”);

6.

material change report dated and filed January 24, 2022 with respect to the filing of two technical reports titled “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico” (the “Guanacevi Technical Report”) and “NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico” (the “Bolañitos Technical Report”), each with an effective date of December 31, 2020 and dated January 2, 2022, and including the summary from each technical report and incorporating the detailed disclosure in each technical report into the material change report by reference;

7.	material change report of the Company dated and filed ●, 2022 with respect to the Offering; and

8.	template version of the marketing materials for the Offering dated ●, 2022.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement, and before the termination of the distribution under the Offering, are also deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report that is filed with or furnished to the SEC after the date of this Prospectus Supplement and prior to the date that all Offered Shares offered hereunder are sold or the Offering is otherwise terminated, such document or information shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part (in the case of documents or information deemed furnished on Form 6-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus Supplement or in the accompanying Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be considered in its unmodified or superseded form to constitute part of this Prospectus Supplement or the accompanying Prospectus; rather only such statement as so modified or superseded shall be considered to constitute part of this Prospectus Supplement or the accompanying Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Endeavour at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, telephone: (604) 685-9775, and are also available electronically at www.sedar.com and www.sec.gov.

Documents Filed As Part of the Registration Statement

In addition to the documents specified in this Prospectus Supplement under “Documents Incorporated by Reference”, the Underwriting Agreement described in this Prospectus Supplement and the consents of legal counsel, KPMG LLP and the experts referred to and listed under “Interests of Experts” in the AIF and in this Prospectus Supplement have been or will be filed with the SEC and do or will when filed form a part of the Registration Statement of which this Prospectus Supplement forms a part.

Prospectus Supplement Summary

This summary highlights certain information about the Company, this Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Shares. For a more complete understanding of the Company and this Offering, we encourage you to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Prospectus, including the information incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, and in particular, the information under the heading “Risk Factors” in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Prospectus, as applicable.

Overview

Endeavour is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico: the Guanaceví Mine in Durango and the Bolañitos Mine in Guanajuato. Endeavour is currently advancing the Terronera mine project towards a development decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.

Further information regarding the business of the Company, its operations and its mineral properties can be found in the AIF and the materials incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

The Offering

The following summary contains basic information about the Offering and is not intended to be complete. It does not contain all the information that is important to you. You should carefully read the entire Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein before making an investment decision.

Offered Shares	● Offered Shares at U.S.$● per Offered Share with an aggregate offering price of U.S.$●.
Over-Allotment Option

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to ● Over-Allotment Shares at the Offering Price.

Use of proceeds

The Company expects to receive U.S.$● in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering of U.S.$●. If the Over-Allotment Option is exercised in full, the Company expects to receive U.S.$● in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering. The Company intends to use the net proceeds from the Offering to pay the U.S.$35 million cash consideration payable to SSR Mining at closing of the Pitarrilla Acquisition and for the Company’s general corporate purposes and working capital. See “Use of Proceeds”.

Risk factors	See “Risk Factors” in this Prospectus Supplement and the accompanying Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.
Tax considerations	Purchasing Offered Shares may have tax consequences. This Prospectus Supplement and the accompanying Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and the accompanying Prospectus and consult with their own tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” in this Prospectus Supplement.
Listing symbol	The Common Shares are listed for trading on the TSX under the symbol “EDR” and the NYSE under the symbol “EXK”.
Common Shares outstanding as at the date hereof	170,817,507
Common Shares to be outstanding upon Closing of the Offering	● Common Shares. If the Over-Allotment Option is exercised in full, ● Common Shares will be outstanding upon closing of the Offering.

Recent Developments

Pitarrilla Acquisition

On January 12, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project in Durango State, Mexico by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining for total consideration of U.S.$70 million and grant of a 1.25% NSR Royalty (the “Pitarrilla Acquisition”). Closing is expected to occur in the first half of 2022 and is subject to TSX and NYSE approvals and receipt of Mexican Federal Economic Competition Commission approval, as well as customary closing conditions for a transaction of this kind.

Pitarrilla is a large undeveloped silver, lead, and zinc project located 160 kilometres north of Durango City, in northern Mexico. The Pitarrilla property consists of 4,950 hectares across five concessions and has significant infrastructure in place with direct access to utilities. SSR Mining filed a technical report titled “NI 43-101 Technical Report on the Pitarrilla Project” dated December 14, 2012 (the “2012 Technical Report”). The 2012 Technical Report provided a feasibility study outlining a large, mainly open-pit operation and a mineral resource estimate, which has since been updated by SSR Mining for its Annual Information Form for the financial year ended December 31, 2020 (the “SSR Mining 2020 AIF”) (together, the “Historical Estimate”).

Total Consideration

Total consideration payable on closing of the Pitarrilla Acquisition is U.S.$70 million, consisting of U.S.$35 million in Common Shares and a further U.S.$35 million in cash or in Common Shares at the election of SSR Mining and agreed to by Endeavour. The number of Common Shares to be issued will be based on a deemed price of U.S.$4.0805 per share, being the volume weighted average price of the Common Shares on NYSE for the 10 business days immediately preceding the date of signing the definitive agreement. The Common Shares will be subject to a hold period of four months and one day following the date of closing of the Pitarrilla Acquisition.

SSR Mining will retain the NSR Royalty on Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty if SSR Mining proposes to sell it.

The Company intends to use a portion of the net proceeds of the Offering to pay the cash consideration payable to SSR Mining at the closing of the Pitarrilla Acquisition. See “Use of Proceeds”. The Pitarrilla Acquisition, however, remains subject to the risk that it may not be completed or that completion may be delayed. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors”.

Historical Resource Estimate

As outlined in the 2012 Technical Report and updated in the SSR Mining 2020 AIF, Pitarrilla has the following mineral resource estimate which Endeavour is treating as a historical estimate (within the meaning of NI 43-101):

•	a measured and indicated mineral resource (open-pit and underground) of 525.27 million ounces (oz) silver in 164.79 million tonnes grading 99.1 grams per tonne (gpt) silver.

•	an open-pit inferred mineral resource of 21.21 million oz silver in 8.52 million tonnes at an average grade of 77.4 gpt and underground inferred mineral resource of 5.46 million oz silver in 1.23 million tonnes at a grade of 138.1 gpt.

Information on the Historical Estimate is available in the 2012 Technical Report and the SSR Mining 2020 AIF. The economic analysis presented in the 2012 Technical Report is not considered current, is not being relied upon by Endeavour and should not be considered as representing the expected economic outcome under Endeavour’s ownership. A qualified person has not done sufficient work to classify the Historical Estimate as current mineral resources or mineral reserves. The Company is not treating this information as current mineral resources or reserves, has not verified this information and is not relying on it. Following closing of the Pitarrilla transaction, Endeavour plans to prepare a current mineral resource estimate for Pitarrilla, develop exploration targets and analyze the economics of various scales of production.

Consolidated Capitalization

There has been no material change in the share and loan capital of the Company, on a consolidated basis, since December 31, 2021 (the period end of the most recent financial statements of the Company filed and incorporated by reference in this Prospectus Supplement).

The following table shows the effect of the Offering on the issued share capital of the Company. The following table should be read in conjunction with the Company’s most recently filed financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus:

Designation of security	Outstanding as at December 31, 2021 (1)	Outstanding as at December 31, 2021 after completion of the Offering(1)	Outstanding as at December 31, 2021 after completion of the Offering and assuming exercise of the Over-Allotment Option(1)

Common Shares (Authorized: unlimited)(2)	170,817,507 shares	[●] shares	[●] shares

(1)	Includes a total of 64,200 Common Shares issued upon exercise of stock options and 216,000 Common Shares issued upon settlement of vested performance share units, restricted share units and /or deferred share units during the period from January 1, 2022 to the date hereof.
(2)	As at the date hereof, there are outstanding options to purchase an aggregate of 3,784,000 Common Shares at a weighted average exercise price of $3.70 per Common Share. In addition, as at the date hereof, there are 1,531,000 outstanding performance share units.

Use of Proceeds

Assuming that there is no exercise of the Over-Allotment Option, the Company expects to receive U.S.$● in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering of U.S.$●.

If the Over-Allotment Option is exercised in full, the Company expects to receive U.S.$● in net proceeds after deducting the Underwriters’ Fee and the estimated expenses of the Offering. Any proceeds from the exercise of the Over-Allotment Option will be added to unallocated working capital and applied in such amounts as may be determined by management of the Company for working capital and general corporate purposes.

The Company currently intends to use the net proceeds of the Offering (after deducting the Underwriters’ Fee and estimated expenses of the Offering of U.S.$● as set out in the following table:

Principal Purpose	Amount (in thousands of U.S.$)
To pay the cash consideration payable to SSR Mining at closing of the Pitarrilla Acquisition		$35,000
General corporate purposes and working capital	$	●
Total	$	●

Although the Company intends to use the net proceeds from the Offering as described above, the actual allocation of the net proceeds may vary from that described above, depending on future developments in the Company’s mineral properties or unforeseen events. In addition, management of the Company will have broad discretion with respect to the actual use of the net proceeds from the Offering. See “Risk Factors”.

The principal business objective that the Company expects to accomplish with U.S.$35 million from the net proceeds from the Offering is to complete the Pitarrilla Acquisition. The significant events that must occur for this business objective to be accomplished are the satisfaction of closing conditions, including TSX and NYSE approvals and receipt of Mexican Federal Economic Competition Commission approval, which are expected to be met during the first half of 2022 for closing of the Pitarrilla Acquisition to occur by then. See “Recent Developments-Pitarrilla Acquisition” for further information on the Pitarrilla Acquisition.

Plan of Distribution

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have severally (and not jointly nor jointly and severally) agreed to purchase on the Closing Date, or such other date as may be agreed upon by the Company and the Underwriters, subject to the terms and conditions stated in the Underwriting Agreement, all but not less than all of the Offered Shares at the Offering Price, payable in cash to the Company against delivery of such Offered Shares.

Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to the Underwriters, and each Underwriter has severally agreed to purchase, at the Offering Price less the Underwriters’ Fee, the number of Offered Shares listed next to its name in the following table:

Number of Offered Shares
BMO Nesbitt Burns Inc.	●
PI Financial Corp.	●
●	●
●	●
●	●

The obligations of the Underwriters under the Underwriting Agreement may be terminated upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Over-Allotment Shares. The Underwriters are offering the Offered Shares, subject to prior sale, if, as and when issued to and accepted by them, subject to certain conditions contained in the Underwriting Agreement, such as receipt by the Underwriters of officers’ certificates and legal opinions.

The Offering is being made concurrently in all the provinces of Canada, except Québec, and in the United States pursuant to MJDS. Offers may also be made on a private placement basis where permitted by applicable law. The Offered Shares will be offered in the United States and Canada through the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable. No Offered Shares will be offered or sold in any jurisdiction except by or through brokers or dealers duly registered under the applicable securities laws of that jurisdiction, or in circumstances where an exemption from such registered dealer requirements is available.

The Offering Price of the Offered Shares for all investors will be payable in U.S. dollars, unless the Underwriters otherwise agree. All of the proceeds of the Offering will be paid to the Company by the Underwriters in U.S. dollars based on the U.S. dollar Offering Price.

Subscriptions for the Offered Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than pursuant to certain exceptions, registration of interests in and transfers of Offered Shares held through CDS or its nominee will be made electronically through the NCI system of CDS. Offered Shares registered to CDS or its nominee will be deposited electronically with CDS on an NCI basis on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Company expects that delivery of the Offered Shares will be made against payment therefor on the Closing Date, expected to be on or about ●, 2022, which is longer than a T+2 settlement cycle. Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to the Closing Date should consult their own advisors.

Over-Allotment Option

The Company has granted to the Underwriters the Over-Allotment Option, exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to an additional 15% of the aggregate number of Offered Shares issued pursuant to the Underwriting Agreement at the Offering Price, to cover over-allotments, if any. A purchaser who acquires any Over-Allotment Shares issued pursuant to the exercise of the Over-Allotment Option acquires those securities under this Prospectus Supplement, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. This Prospectus Supplement, together with the accompanying Prospectus, qualifies the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares issuable upon any exercise of the Over-Allotment Option.

Underwriters’ Fee and Offering Expenses

The Company has agreed to pay a cash fee to the Underwriters in the amount equal to 5% of the gross proceeds of the sale of the Offered Shares (U.S.$● per Offered Share sold), including gross proceeds realized on the sale of Over-Allotment Shares issuable upon exercise of the Over-Allotment Option, if any. The Company has also agreed to reimburse the Underwriters for the actual and accountable out-of-pocket expenses of the Underwriters and actual and accountable reasonable fees and disbursements of the Underwriters’ U.S. legal counsel (up to a maximum of U.S.$125,000) and Canadian legal counsel (up to a maximum of Cdn.$100,000). The Company estimates that the total expenses of the Offering payable by the Company, but not including the Underwriters’ Fee, will be approximately U.S.$●.

The Underwriters propose to offer the Offered Shares initially at the price specified on the cover of this Prospectus Supplement. After the Underwriters have made a reasonable effort to sell all of the Offered Shares at the price specified on the cover page, the price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

Price Stabilization and Short Positions

Until the distribution of the Offered Shares is completed, SEC rules may limit the Underwriters from bidding for and purchasing Common Shares. However, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares, such as bids or purchases to peg, fix or maintain that price in accordance with Regulation M under the U.S. Exchange Act.

Pursuant to rules and policy statements of certain Canadian provincial securities regulatory authorities, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Common Shares are terminated, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restrictions are subject to certain exceptions, on the condition that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include bids or purchases permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. Subject to the foregoing, in connection with this Offering, the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels which might not prevail on the open market. Such transactions, if commenced, may be discontinued at any time. These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of preventing or mitigating a decline in the market price of the Common Shares, and may cause the price of the Offered Shares to be higher than would otherwise exist in the open market absent such stabilizing activities. As a result, the price of the Offered Shares may be higher than the price that might otherwise exist in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriters may carry out these transactions on the TSX and NYSE, in the over-the-counter market or otherwise.

If the Underwriters create a short position in the Common Shares in connection with the Offering, that is, if they sell more Offered Shares than are listed on the cover of this Prospectus Supplement, the Underwriters may reduce that short position by purchasing Common Shares in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the Over-Allotment Option described above. Purchases of Common Shares to stabilize the price or to reduce a short position may cause the price of the Common Shares to be higher than it might otherwise be in the absence of such purchases. No representation is made as to the magnitude or effect of any such stabilization or other activities. The Underwriters are not required to engage in these activities.

Indemnity and Contribution

The Company has agreed to indemnify the Underwriters, and certain related parties, against certain liabilities and expenses and to contribute to payments that the Underwriters may be required to make in respect thereof that are directly or indirectly based on or resulting from the Offering.

Restrictions on Securities Issuances and Sales

The Company has agreed in favour of the Underwriters that, during the period ending 90 days following the Closing Date, it will, not, without the prior written consent of the Lead Underwriters, which consent will not be unreasonably withheld or delayed, directly or indirectly issue, negotiate, announce or agree to sell or issue any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares, other than issuances (i) as contemplated in the Underwriting Agreement; (ii) upon the conversion, exchange or exercise of convertible or exchangeable securities or the exercise of warrants or options outstanding as of the date of the Underwriting Agreement; or (iii) an issuance of options or securities in connection with any property and/or corporate acquisitions approved by the TSX and NYSE, including the Pitarrilla Acquisition.

The Company has also agreed to use commercially reasonable efforts to cause each of the directors and senior officers of the Company to enter into a lock-up agreement, in form and substance satisfactory to the Lead Underwriters, evidencing agreement to not, without the consent of the Lead Underwriters (which consent shall not be unreasonably withheld or delayed) offer, sell or resell (or announce any intention to do so) any securities of the Company held or agree to or announce any such offer or sale for a period of 90 days following the Closing Date, other than in connection with (i) a third party take-over bid made to all holders of Common Shares or a similar acquisition of all of the Common Shares; (ii) the exercise of convertible securities provided that any underlying securities issued on such exercise remains subject to terms and condition of such lock-up agreement; (iii) and gifts and transfers by will or intestacy, transfers to partners, affiliates, associates or immediate family of the director or senior officer of the Company, or transfers to a trust or RRSP (as defined herein), subject to certain conditions.

Stock Exchange Listing

The Common Shares are listed on the TSX and the NYSE. The Company will apply to list the Offered Shares on the TSX and the NYSE. The Company will apply to list the Offered Shares and Over-Allotment Shares on the TSX and the NYSE. The TSX and NYSE have not conditionally approved the Company’s listing applications and there is no assurance that the TSX or NYSE will approve the listing applications. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX and the NYSE.

Electronic Distribution

This Prospectus Supplement and accompanying prospectus in electronic format may be made available on the website maintained by the Underwriters or their U.S. affiliates participating in the Offering. The Underwriters and their U.S. affiliates may agree to allocate a number of Offered Shares for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to the Underwriters and their U.S. affiliates that may make Internet distributions on the same basis as other allocations. Other than the accompanying prospectus and Prospectus Supplement in electronic format, the information on these websites is not part of this Prospectus Supplement or the registration statement of which this prospectus supplement forms a part, has not been approved or endorsed by the Company or the Underwriters in their capacity as underwriters, and should not be relied upon by investors.

Description of Securities Being Distributed

Common Shares

The Company is authorized to issue an unlimited number of Common Shares, without par value. As at March 14, 2022, there are 170,817,507 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Prior Sales

During the two years prior to the date of this Prospectus Supplement, the Company issued Common Shares pursuant to three “at-the-market” facilities, as follows, pursuant to which the Company had the ability, at its sole discretion, to sell, from time to time, Common Shares on the NYSE at prevailing market prices:

•	Under a sales agreement dated June 13, 2018 with BMO Capital Markets Corp. (the lead agent), CIBC World Markets Inc., H.C. Wainwright & Co., LLC, HSBC Securities (USA) Inc., and TD Securities Inc., the Company had the ability to sell Common Shares having an aggregate offering value of up to U.S.$35.7 million (the “2018 ATM Facility”). From January 1, 2020 to the end of the 2018 ATM Facility in May 2020, the Company sold under the 2018 ATM Facility a total of 2,164,119 Common Shares at prices ranging from U.S.$1.27 to U.S.$2.43 per share (with the volume weighted average price being U.S.$1.56 per share) for gross proceeds of U.S.$3.4 million. The Company sold under the 2018 ATM Facility a total of 16,046,887 Common Shares at prices ranging from U.S.$1.27 to U.S.$3.26 per share (with the volume weighted average price being U.S.$2.19 per share) for gross proceeds of U.S.$35.2 million.

•	Under a sales agreement dated May 14, 2020 with BMO Capital Markets Corp. (the lead agent), CIBC World Markets Inc., H.C. Wainwright & Co., LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley FBR, Inc. and A.G.P. / Alliance Global Partners, the Company had the ability to sell Common Shares having an aggregate offering value of up to U.S.$23 million (the “May 2020 ATM Facility”). The Company sold under the May 2020 ATM Facility that ended in August 2020 a total of 11,640,411 Common Shares at prices ranging from U.S.$1.64 to U.S.$4.02 per share (with the volume weighted average price being U.S.$1.97 per share) for gross proceeds of U.S.$23.0 million.

•	Under a sales agreement dated October 1, 2020 with BMO Capital Markets Corp. (the lead agent), CIBC World Markets Inc., H.C. Wainwright & Co., LLC, TD Securities Inc., Roth Capital Partners, LLC, B. Riley Securities, Inc. and A.G.P. / Alliance Global Partners. the Company had the ability to sell Common Shares having an aggregate offering value of up to U.S.$60 million (the “October 2020 ATM Facility”). The Company sold under the October 2020 ATM Facility that ended in July 2021 a total of 10,060,398 Common Shares at prices ranging from U.S.$4.80 to U.S.$7.65 per share (with the volume weighted average price being U.S.$5.96 per share) for net proceeds of U.S.$58.8 million.

The following table sets out details of additional Common Shares issued by the Company during the two years prior to the date of this Prospectus Supplement.

Date	Number of Common Shares	Price per Common Share (Cdn.$)	Reason for issuance
June 9, 2020	5,000	$2.14	Stock option exercise
July 7, 2020	1,600	$2.14	Stock option exercise
July 9, 2020	3,000	$2.14	Stock option exercise
July 13, 2020	12,000	$3.23	Stock option exercise
July 14, 2020	27,000	$3.23	Stock option exercise
July 14, 2020	9,000	$2.14	Stock option exercise
July 15, 2020	6,000	$3.23	Stock option exercise
July 17, 2020	3,000	$3.23	Stock option exercise
August 5, 2020	53,000	$2.14	Stock option exercise
August 5, 2020	113,000	$3.23	Stock option exercise
August 5, 2020	93,000	$3.80	Stock option exercise
August 5, 2020	299,000	$4.30	Stock option exercise
August 5, 2020	250,000	$4.32	Stock option exercise
August 6, 2020	80,000	$4.32	Stock option exercise
August 6, 2020	60,000	$4.30	Stock option exercise
August 7, 2020	93,000	$3.80	Stock option exercise
August 10, 2020	300,000	$4.30	Stock option exercise
August 10, 2020	36,600	$2.14	Stock option exercise
August 10, 2020	69,600	$3.23	Stock option exercise
August 11, 2020	54,400	$3.23	Stock option exercise
August 11, 2020	65,400	$3.80	Stock option exercise
August 13, 2020	8,000	$1.76	Stock option exercise
August 28, 2020	29,500	$4.32	Stock option exercise
August 28, 2020	30,000	$4.30	Stock option exercise
August 28, 2020	31,500	$3.80	Stock option exercise
September 1, 2020	63,000	$3.80	Stock option exercise
September 1, 2020	36,400	$3.23	Stock option exercise
September 4, 2020	36,600	$3.23	Stock option exercise
September 4, 2020	50,000	$2.14	Stock option exercise
September 8, 2020	5,000	$2.14	Stock option exercise
September 8, 2020	1,000	$3.23	Stock option exercise
September 10, 2020	9,000	$3.23	Stock option exercise
October 6, 2020	23,200	$3.23	Stock option exercise
October 6, 2020	36,600	$2.14	Stock option exercise
November 6, 2020	1,000	$2.14	Stock option exercise
November 6, 2020	6,000	$3.23	Stock option exercise
November 6, 2020	12,000	$3.80	Stock option exercise
November 6, 2020	16,000	$4.30	Stock option exercise
November 10, 2020	8,000	$1.76	Stock option exercise
December 16, 2020	36,000	$4.30	Stock option exercise
December 17, 2020	25,000	$2.14	Stock option exercise
December 17, 2020	47,600	$3.23	Stock option exercise
December 17, 2020	70,000	$3.80	Stock option exercise
December 17, 2020	45,000	$4.32	Stock option exercise
December 18, 2020	3,000	$2.14	Stock option exercise
December 18, 2020	1,000	$3.23	Stock option exercise
December 21, 2020	10,000	$2.14	Stock option exercise
December 21, 2020	2,400	$3.23	Stock option exercise
December 22, 2020	63,600	$2.14	Stock option exercise
December 29, 2020	6,600	$4.30	Stock option exercise

Date	Number of Common Shares	Price per Common Share (Cdn.$)	Reason for issuance
December 30, 2020	3,000	$2.14	Stock option exercise
December 30, 2020	33,400	$4.30	Stock option exercise
December 31, 2020	9,000	$2.14	Stock option exercise
December 31, 2020	9,000	$3.23	Stock option exercise
December 31, 2020	45,000	$3.80	Stock option exercise
January 4, 2021	6,000	$2.14	Stock option exercise
January 4, 2021	6,000	$3.23	Stock option exercise
January 4, 2021	25,000	$4.32	Stock option exercise
January 5, 2021	98,400	$2.14	Stock option exercise
January 5, 2021	88,400	$3.23	Stock option exercise
January 5, 2021	181,993	$4.30	Stock option exercise
January 5, 2021	289,000	$4.32	Stock option exercise
January 7, 2021	1,000	$3.23	Stock option exercise
January 7, 2021	1,000	$3.80	Stock option exercise
January 8, 2021	5,000	$2.74	Stock option exercise
February 1, 2021	205,500	$3.80	Stock option exercise
February 8, 2021	60,000	$4.30	Stock option exercise
February 12, 2021	59,000	$2.65	Stock option exercise
February 17, 2021	26,000	$2.14	Stock option exercise
February 22, 2021	173,600	$3.23	Stock option exercise
March 2, 2021	90,756	$4.32	Stock option exercise
March 2, 2021	15,400	$3.23	Stock option exercise
March 2, 2021	105,000	$2.14	Stock option exercise
March 2, 2021	75,000	$3.80	Stock option exercise
March 2, 2021	188,512	$4.30	Stock option exercise
March 3, 2021	50,000	$2.14	Stock option exercise
March 4, 2021	34,600	$3.23	Stock option exercise
March 10, 2021	41,000	$3.23	Stock option exercise
April 15, 2021	1,000	$2.14	Stock option exercise
May 14, 2021	379,340	$7.23	PSU redemption
May 17, 2021	9,000	$2.14	Stock option exercise
May 17, 2021	9,000	$3.23	Stock option exercise
May 17, 2021	45,000	$4.30	Stock option exercise
May 17, 2021	5,000	$6.90	Stock option exercise
May 18, 2021	3,000	$2.14	Stock option exercise
May 18, 2021	8,000	$3.23	Stock option exercise
May 19, 2021	31,800	$2.14	Stock option exercise
May 19, 2021	9,600	$6.90	Stock option exercise
May 21, 2021	15,6000	$3.23	Stock option exercise
May 25, 2021	41,600	$2.14	Stock option exercise
May 25, 2021	25,600	$3.23	Stock option exercise
May 25, 2021	2,000	$6.90	Stock option exercise
May 31, 2021	15,000	$6.90	Stock option exercise
May 31, 2021	43,400	$3.23	Stock option exercise
June 1, 2021	800	$2.14	Stock option exercise
June 1, 2021	800	$3.23	Stock option exercise
June 1, 2021	2,000	$3.80	Stock option exercise
June 1, 2021	2,500	$4.32	Stock option exercise
October 1, 2021	100	$2.14	Stock option exercise
October 5, 2021	4,400	$2.14	Stock option exercise
October 15, 2021	6,500	$2.14	Stock option exercise
October 20, 2021	50,000	$2.14	Stock option exercise
November 8, 2021	10,000	$2.74	Stock option exercise
November 17, 2021	4,000	$2.14	Stock option exercise
November 19, 2021	1,000	$2.14	Stock option exercise
February 15, 2022	15,400	$3.23	Stock option exercise
February 15, 2022	48,800	$2.14	Stock option exercise
March 14, 2022	216,000	$5.85	PSU redemption

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”.

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated on the TSX.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
March 2021	8.07	5.87	22,443,008
April 2021	7.32	6.31	8,370,145
May 2021	9.22	6.63	10,823,330
June 2021	9.32	7.15	9,898,634
July 2021	7.85	5.96	8,007,739
August 2021	6.91	5.19	8,870,223
September 2021	6.47	5.03	7,623,707
October 2021	6.67	4.81	7,483,853
November 2021	7.49	5.90	8,916,563
December 2021	6.20	4.77	6,103,722
January 2022	5.90	4.28	7,670,130
February 2022	5.97	4.32	7,804,136
March 2022 (to March 11)	7.24	5.38	6,052,357

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the NYSE. The data includes Common Shares sold through certain quotation systems in the United States.

Month	High (U.S.$)		Low (U.S.$)	Volume
March 2021		6.47	4.64	113,473,814
April 2021		5.86	5.03	55,418,311
May 2021		7.45	5.39	77,171,049
June 2021		7.76	5.78	59,717,974
July 2021		6.34	4.69	50,984,475
August 2021		5.50	4.00	51,039,789
September 2021		5.17	3.93	49,134,979
October 2021		5.37	3.82	57,270,215
November 2021		5.95	4.61	58,947,104
December 2021		4.87	3.69	49,107,212
January 2022		4.73	3.35	58,822,795
February 2022	.	4.64	3.38	54,671,822
March 2022 (to March 11)		5.69	4.23	45,268,500

Risk Factors

Investing in the Offered Shares is speculative and involves a high degree of risk due to the nature of Endeavour’s business and the present stage of exploration and development of the Company’s mineral properties. The following risk factors, as well as risks currently unknown to Endeavour, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in this Prospectus Supplement, the accompanying Prospectus or the documents incorporated by reference herein or therein, each of which could cause purchasers of Offered Shares to lose part or all of their investment.

Risks relating to the Company

In addition to the other information contained in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference herein and therein, prospective investors should carefully consider the factors set out under “Risk Factors” in the AIF and Annual MD&A (as well as any future such documents incorporated by reference herein) in evaluating Endeavour and its business before making an investment in the Offered Shares.

Risks relating to the Pitarrilla Acquisition

Endeavour could fail to complete the Pitarrilla Acquisition or Complete the Pitarrilla Acquisition on Different Terms

The completion of the Pitarrilla Acquisition is subject to the satisfaction of a number of conditions and may not occur. These conditions include, among others, (i) obtaining necessary approvals, including TSX and NYSE approvals and receipt of Mexican Federal Economic Competition Commission approval; (ii) performance by each party of its obligations and covenants; and (iii) having the funds necessary to pay the purchase price for the Pitarrilla Acquisition.

If these conditions are not met or the Pitarrilla Acquisition is not completed, Endeavour would not realize any anticipated benefits from the Pitarrilla Acquisition. There can be no assurance that, even if the Pitarrilla Acquisition is completed, it will be completed on the same or similar terms to those set out in this Prospectus Supplement. In addition, the ongoing business of Endeavour may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing the Pitarrilla Acquisition, and Endeavour could experience negative reactions from the financial markets, which could cause a decrease in the market price of Endeavour’s Common Shares, particularly if the market price reflects market assumptions that the Pitarrilla Acquisition will be completed or completed on certain terms. The Offering is not conditional on the concurrent completion of the Pitarrilla Acquisition. Therefore, if the Pitarrilla Acquisition does not close, the net proceeds of the Offering will be redirected, at the discretion of management and the directors of the Company, for use on other spending priorities of the Company.

Potential Undisclosed Costs or Liabilities Associated with the Pitarrilla Acquisition

Following the Pitarrilla Acquisition, the value of the Pitarrilla project will be exposed to the historic liabilities relating to the Pitarrilla project. Although Endeavour has conducted what it believes to be a prudent level of investigation in connection with the Pitarrilla Acquisition, there may be liabilities and contingencies with respect to the Pitarrilla project that Endeavour was not able to discover or was unable to quantify, or improperly quantified, in its due diligence and which could have a material adverse effect on Endeavour’s business and financial condition if the Pitarrilla Acquisition is completed. Only certain of these events may entitle Endeavour to claim indemnification under the definitive agreement for the Pitarrilla Acquisition for such liabilities and contingencies. The discovery of any material liabilities, or the inability to obtain full indemnification for such liabilities, in each case subsequent to the completion of the Pitarrilla Acquisition, could have a material adverse effect Endeavour’s business, financial condition or future prospects.

Failure to Realize Acquisition Benefits

Endeavour believes that the Pitarrilla Acquisition will provide benefits for the Company. However, there is a risk that some or all of the expected benefits will fail to materialize or may not occur within the time periods anticipated by management of the Company. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

Risks relating to the Common Shares and the Offering

Endeavour will have broad discretion in the use of the net proceeds of the Offering and may use them in ways other than as described herein

Endeavour will have broad discretion over the use of the net proceeds from the Offering (including on any exercise of the Over-Allotment Option) as described under “Use of Proceeds”. Because of the number and variability of factors that will determine the Company’s use of such proceeds, the Company’s ultimate use might vary substantially from the Company’s planned use from that described under “Use of Proceeds” if determined to be in Endeavour’s best interests to do so, including if the Pitarrilla Acquisition is not completed. There can be no assurances that the Pitarrilla Acquisition will occur on the terms set forth in the definitive agreement for the Pitarrilla Acquisition or at all. You will not be entitled to recover your investment if the Pitarrilla Acquisition is not completed and the proceeds raised from the Offering are allocated by Endeavour for other purposes. You may not agree with how Endeavour allocates or spends the net proceeds from the Offering. Endeavour may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Company’s securities, including the market value of the Common Shares, and may increase the Company’s losses. See “Use of Proceeds”.

Conditions to the Offering may not be Satisfied

The closing of the Offering is subject to the satisfaction of certain closing conditions. There can be no assurance that such conditions will be met.

Future sales or issuances of equity or equity-linked securities could decrease the value of any existing Common Shares, dilute investors’ voting power, reduce the Company’s earnings per share and make future sales of the Company’s equity securities more difficult

Endeavour may sell or issue additional equity or equity-linked securities in offerings to finance the Company’s operations, exploration, development, acquisitions or other projects. Endeavour cannot predict the size of future sales and issuances of equity or equity-linked securities or the effect, if any, that future sales and issuances of equity or equity-linked securities will have on the market price of the Common Shares.

Sales or issuances of a substantial number of equity or equity-linked securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares. With any additional sale or issuance of equity securities (or the conversion or exercise of equity-linked securities), investors will suffer dilution of their voting power and may experience dilution in the Company’s earnings per share. Sales of Common Shares by shareholders might also make it more difficult for the Company to sell equity securities at a time and price that it deems appropriate.

The Common Share price has experienced volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of mining companies, including the Company’s, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of the Company’s business, certain factors such as the Company’s announcements and the public’s reaction to such announcements, the Company’s operating performance and the performance of competitors and other similar companies, fluctuations in the market prices of the Company’s resources, government regulations, changes in earnings estimates or recommendations by research analysts who track the Company’s securities or securities of other companies in the resource sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” can have an adverse impact on the market price of the Common Shares.

Any negative change in the public’s perception of Endeavour’s prospects could cause the price of the Company’s securities, including the price of the Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of mining companies in general could depress the price of the Company’s securities, including the price of the Common Shares, regardless of the Company’s results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of Endeavour’s management’s attention and resources.

The Company does not intend to pay dividends in the foreseeable future

The Company has never declared or paid any dividends on the Common Shares. Endeavour intends, for the foreseeable future, to retain its future earnings, if any, to finance its exploration activities and further development and the expansion of the business. The payment of future dividends, if any, will be reviewed periodically by the Board of Directors of Endeavour and will depend upon, among other things, conditions then existing including the Company’s earnings, financial condition, cash on hand, financial requirements to fund the Company’s exploration activities, development and growth, and other factors that the Board may consider appropriate in the circumstances.

A Positive Return on any Securities is not Guaranteed

There is no guarantee that the Offered Shares will earn any positive return in the short term or long term. A holding of Offered Shares is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Offered Shares is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) generally applicable to a purchaser of Offered Shares pursuant to the Offering. This summary is applicable only to a purchaser who is a beneficial owner of the Offered Shares and who, for purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and each Underwriter, (ii) is not affiliated with the Company or any Underwriter, and (iii) who will acquire and hold such Offered Shares as capital property (each, a “Holder”). An Offered Share will generally be considered to be capital property to a Holder unless the Holder holds (or will hold) such share in the course of carrying on a business of trading or dealing in securities or has acquired (or will acquire) such share in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (a) that is a “financial institution” for purposes of the “mark-to-market rules” in the Tax Act; (b) an interest in which is a “tax shelter investment” as defined in the Tax Act; (c) that is a “specified financial institution” as defined in the Tax Act; (d) that has made a “functional currency” election under the Tax Act to determine its “Canadian tax results”, as defined in the Tax Act, in a currency other than the Canadian currency; (e) who enters into, or has entered into, a “derivative forward agreement” or “synthetic disposition arrangement” as those terms are defined in the Tax Act, with respect to an Offered Share; or (f) that is a corporation resident in Canada, and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Offered Shares, controlled by a non-resident person or a group of non-resident persons that do not deal with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Any such Holder to which this summary does not apply should consult its own tax advisor. In addition, this summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition or holding of Offered Shares.

This summary is of a general nature only, and is based upon the current provisions of the Tax Act and the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Tax Convention”) in force as of the date hereof, specific proposals to amend the Tax Act which have been announced by or on behalf the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law, whether by way of judicial, legislative or governmental decision or action, nor does it take into account other Federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations discussed herein. No assurances can be given that the Tax Proposals will be enacted as proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Offered Shares and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular Holder. Holders are urged to consult their own income tax advisors with respect to the tax consequences applicable to the acquisition, holding and disposition of Offered Shares based on their own particular circumstances.

Currency Conversion

Subject to certain exceptions that are not discussed herein, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares, including dividends, adjusted cost base and proceeds of dispositions, must be determined in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian currency using the appropriate exchange rate determined in accordance with the detailed rules contained in the Tax Act in this regard.

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”). A Resident Holder whose Offered Shares might not otherwise qualify as capital property may, in certain circumstances, make the irrevocable election pursuant to subsection 39(4) of the Tax Act to deem their Offered Shares, and every other “Canadian security”, as defined in the Tax Act, owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years, to be capital property. Such Resident Holders should consult their own tax advisors with respect to whether an election under subsection 39(4) of the Tax Act is available and advisable having regard to their own particular circumstances.

Taxation of Dividends

Dividends (including deemed dividends) received on Offered Shares will be included in computing a Resident Holder’s income. In the case of a Resident Holder who is an individual (and certain trusts), dividends will be included in the Resident Holder’s income and be subject to the gross-up and dividend tax credit rules applicable under the Tax Act to taxable dividends received by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) properly designated as such by the Company. There may be limitations on the ability of the Company to designate dividends as eligible dividends. Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to a minimum tax under the Tax Act.

Dividends (including deemed dividends) received on Offered Shares by a Resident Holder that is a corporation will be included in the Resident Holder’s income and will generally be deductible in computing such Resident Holder’s taxable income. In certain circumstances, subsection 55(2) of the Tax Act may deem a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled, whether by reason of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), may be liable to pay tax, under Part IV of the Tax Act on dividends received on the Offered Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income. Such additional tax may be refundable in certain circumstances.

Disposition of Offered Shares

A Resident Holder who disposes of or is deemed to have disposed of an Offered Share (except to the Company, unless purchased by the Company in the open market in the manner in which shares would normally be purchased by any member of the public in an open market, or in a tax-deferred transaction) will generally realize a capital gain (or incur a capital loss) in the year of disposition equal to the amount by which the proceeds of disposition in respect of the Offered Share exceed (or are exceeded by) the aggregate of: (i) the adjusted cost base of such Offered Share immediately before the disposition and (ii) any reasonable expenses incurred for the purpose of making the disposition. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.

The adjusted cost base to a Resident Holder of Offered Shares acquired pursuant to the Offering will be averaged with the adjusted cost base of any other Common Shares held by such Resident Holder as capital property immediately prior to such acquisition for the purposes of determining the Resident Holder’s adjusted cost base of each Common Share.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder must be included in computing the Resident Holder’s income for the taxation year in which the disposition occurs. Subject to and in accordance with the provisions of the Tax Act, one-half of any capital loss incurred by a Resident Holder (an “allowable capital loss”) must be deducted against taxable capital gains realized by the Resident Holder in the taxation year of disposition. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition may be applied to reduce net taxable capital gains realized by the Resident Holder in the three preceding taxation years or in any subsequent year in the circumstances and to the extent provided in the Tax Act.

The amount of any capital loss realized on the disposition of an Offered Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends which have been previously received or deemed to have been received by the Resident Holder on such share. Similar rules may apply where a Resident Holder that is a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust that owns Offered Shares.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout the taxation year may be liable to pay an additional tax, refundable in certain circumstances, on its “aggregate investment income” for the year, which is defined in the Tax Act to include amounts in respect of taxable capital gains.

Capital gains realized by an individual (including certain trusts) may result in the Resident Holder paying minimum tax under the Tax Act.

Non-Residents of Canada

This portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is neither resident nor deemed to be resident in Canada and does not use or hold, and will not be deemed to use or hold, Offered Shares in a business carried on in Canada (each, a “Non-Resident Holder”). Special considerations, which are not discussed in the summary, may apply to a Holder that is an insurer that carries on business in Canada and elsewhere or is an “authorized foreign bank” (as defined in the Tax Act). Such Holders should consult their own advisers.

Taxation of Dividends Received by Non-Resident Holders

Dividends paid or credited, or deemed to be paid or credited, on Offered Shares to a Non-Resident Holder will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. In the case of a Non-Resident Holder who is a resident of the United States and fully entitled to benefits under the Canada-U.S. Tax Convention, the rate of withholding tax on dividends beneficially owned by such Non-Resident Holder will generally be reduced to 15% (or 5% in the case of such a Non-Resident Holder that is a corporation which owns at least 10% of the Company’s voting shares).

Dispositions of Offered Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of an Offered Share, nor will capital losses arising therefrom be recognized under the Tax Act, unless the Offered Share constitutes “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act at the time of disposition, and the gain is not exempt from tax pursuant to the terms of an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, provided the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act, which currently includes the TSX and the NYSE, at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless, at any time during the 60-month period immediately preceding the disposition the following two conditions are met concurrently: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder did not deal at arm’s length, or (iii) partnerships in which the Non-Resident Holder or persons with whom the Non-Resident Holder did not deal at arm’s length held a membership interest, directly or indirectly through one or more partnerships, owned 25% or more of any class or series of shares of the Company; and (b) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Tax Act), “timber resource property” (as defined in the Tax Act), or any option in respect of, or interest in, or for civil law a right in, such properties whether or not such property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, an Offered Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if an Offered Share is or is deemed to be taxable Canadian property to a Non-Resident Holder at the time of disposition, any capital gain realized upon the disposition or deemed disposition of such Offered Share may not be subject to tax under the Tax Act if such capital gain is exempt from Canadian tax pursuant to the provisions of an applicable income tax convention. If a Non-Resident Holder to whom Offered Shares are taxable Canadian property is not exempt from tax under the Tax Act by virtue of an income tax convention, the consequences described under “Residents of Canada-

Disposition of Offered Shares” and “Residents of Canada—Taxation of Capital Gains and Capital Losses” will generally apply.

Non-Resident Holders whose Offered Shares may be taxable Canadian property should consult their own tax advisors.

Certain U.S. Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Offered Shares acquired pursuant to this Offering.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Offered Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including, without limitation, specific tax consequences to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. In addition, except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Offered Shares.

No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary are based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Canada-U.S. Tax Convention, and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied retroactively. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Offering that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences (including the potential application and operation of any income tax treaties) relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Offering.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquire Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) are required to accelerate the recognition of any item of gross income with respect to Offered Shares as a result of such income being recognized on an applicable financial statement; (i) are U.S. expatriates or former long-term residents of the United States; (j) are subject to taxing jurisdictions other than, or in addition to, the United States; (k) are subject to special tax accounting rules; or (l) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity or arrangement that is classified as a partnership (or other “pass-through” entity) for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such entity generally will depend on the activities of the entity and the status of such partners (or owners). This summary does not address the tax consequences to any such partner (or owner). Partners (or other owners) of entities or arrangements that are classified as partnerships or as “pass-through” entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Ownership and Disposition of Offered Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules”.

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “Sale or Other Taxable Disposition of Offered Shares” below). However, the Company may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Offered Shares will constitute dividend income. Dividends received on Offered Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Offered Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Offered Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Offered Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a “passive foreign investment company” (“PFIC”) for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Offered Shares. The Company believes that it was not a PFIC for the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Offered Shares.

In any year in which the Company is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company generally will be a PFIC if, after the application of certain “look-through” rules with respect to subsidiaries in which the Company holds at least 25% of the value of such subsidiary, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business or supplies regularly used or consumed in the ordinary course of its trade or business, and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year during which a U.S. Holder held Offered Shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the Offered Shares and with respect to gain from the disposition of Offered Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Offered Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Offered Shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Offered Shares ratably over its holding period for the Offered Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC.

Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Offered Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Offered Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Offered Shares will generally be subject to information reporting and backup withholding tax (currently at the rate of 24%) if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF OFFERED SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.

Interests of Experts

Information regarding certain experts is contained under “Interests of Experts” in the AIF remains current to the date hereof.

Material Contracts

Except for those material contracts that have been entered into in the ordinary course of business, the Underwriting Agreement in respect of the Offering is the only contract material to the Company that has been entered into since the AIF.

Legal Matters

Certain legal matters relating to the Offering will be passed upon by Koffman Kalef LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to United States legal matters, on behalf of the Company and Blake, Cassels & Graydon LLP, as to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, as to United States legal matters, on behalf of the Underwriters.

Koffman Kalef LLP has provided the opinion under “ Eligibility for Investment”. As at the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2 – Annual Information Form) of Koffman Kalef LLP, as a group, own, directly or indirectly, less than 1% of the outstanding Common Shares. Bernard Poznanski, whose law corporation is a partner of Koffman Kalef LLP, is the Corporate Secretary of the Company.

Auditor, Transfer Agent and Registrar

The auditor of the Company is KPMG LLP, Chartered Professional Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3. KPMG LLP has reported to the Company that they are independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant United States professional and regulatory standards.

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

Where You Can Find Additional Information

The Company has filed with the SEC the Registration Statement on Form F-10 relating to certain of its securities, including the Common Shares. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under the multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

You may read and download some of the documents that the Company has filed with the SEC’s EDGAR system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities under the Company’s profile on the SEDAR website at www.sedar.com.

BASE SHELF PROSPECTUS	DATED APRIL 27, 2019

ENDEAVOUR SILVER CORP.

$150,000,000

Common Shares

Warrants

Subscription Receipts

Debt Securities

Units

Endeavour Silver Corp. (the “Company” or “Endeavour”) may offer and issue from time to time common shares (the “Common Shares”), warrants (the “Warrants”) to purchase Common Shares or other Securities (as defined below), subscription receipts (“Subscription Receipts”) which entitle the holder to receive upon satisfaction of certain release conditions, and for no additional consideration, Common Shares or Warrants of the Company or any combination thereof, debt securities (“Debt Securities”), or units (“Units”) consisting of two or more of the foregoing (all of the foregoing, collectively, the ‘‘Securities’’) or any combination thereof up to an aggregate initial offering price of $150,000,000 (or its equivalent in any other currency used to denominate the Securities at the time of the offering) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”). In addition, Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

Investing in securities of the Company involves a high degree of risk. You should carefully review the risks outlined in this Prospectus and in the documents incorporated by reference in this Prospectus and consider such risks in connection with an investment in such securities. See “Risk Factors”.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada (“MJDS”), to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors in the United States should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and may not be comparable to financial statements of United States companies. Such financial statements are subject to Canadian generally accepted auditing standards and auditor independence standards, in addition to the standards of the Public Company Accounting Oversight Board (United States) and the United States Securities and Exchange Commission (“SEC”) independence standards.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the majority of its officers and directors are residents of Canada, that all of the experts named in the registration statement are not residents of the United States, and that a substantial portion of the assets of the Company and said persons are located outside the United States.

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES OFFERED HEREBY OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the issue price, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, number and terms of the Common Shares or other Securities issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for Subscription Receipts in the event the release conditions are not met and any other specific terms, (iv) in the case of Debt Securities, the specific designation, the aggregate principal amount, the currency or the currency unit for which the Debt Securities may be purchased, the maturity, the interest provisions, the authorized denominations, the offering price, whether the Debt Securities are being offered for cash, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion rights attached to the Debt Securities, whether the debt is senior or subordinated to the Company’s other liabilities and obligations, whether the Debt Securities will be secured by any of the Company’s assets or guaranteed by any other person and any other terms specific to the Debt Securities being offered; and (v) in the case of Units, the terms of the component Securities and any other specific terms. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Warrants will not be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction.

This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests, including, for example, an equity or debt security, or a statistical measure of economic or financial performance (including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items). For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates such as LIBOR, EURIBOR or a United States federal funds rate.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, such delivery to be effected in the case of United States purchasers through the filing of such Prospectus Supplement or Prospectus Supplements with the SEC. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Company may offer and sell Securities to or through underwriters or dealers and also may offer and sell certain Securities directly to purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares of the Company are listed for trading on Toronto Stock Exchange (“TSX”) under the symbol “EDR” and on NYSE (“NYSE”) under the symbol “EXK”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than the Common Shares of the Company will not be listed on any securities exchange. On April 27, 2020, the closing price of the Common Shares on TSX was $2.14 per share and the closing price of the Common Shares on NYSE was U.S.$1.55 per share. There is currently no market through which Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of the Securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these Securities and the extent of issuer regulation. See “Risk Factors”.

2

The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Koffman Kalef LLP, with respect to Canadian legal matters, and Dorsey & Whitney LLP, with respect to United States legal matters.

In connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), other than an at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

The earnings coverage ratio calculated for the 12 months ended December 31, 2019 was less than one-to-one. See “Earnings Coverage Ratios” for more information.

The Company’s head office is located at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5 and its registered office is located at 19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4.

No underwriter has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

3

Certain directors of the Company and certain “Qualified Persons” for the purposes of NI 43-101 (as defined under “Cautionary Notes to United States Investors Concerning Mineral Reserve and Resource Estimates”) reside outside of Canada. The persons named below have appointed the following agent(s) for service of process:

Name of Person or Company	Name and Address of Agent
Directors: Margaret Beck Ricardo M. Campoy Geoffrey A. Handley Mario Szotlender	Endeavour Silver Corp. 1130-609 Granville Street, Vancouver, British Columbia Canada V7Y 1G5
Qualified Persons: Zachary J. Black Jennifer J. Brown Jeffery W. Choquette Eugenio Iasillo Deepak Malhotra Humberto Preciado	N/A

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

4

_____________________________

You should rely only on the information contained in or incorporated by reference into this Prospectus or contained in any applicable Prospectus Supplement. The Company has not authorized anyone to provide you with different information. The Company is not making an offer of these Securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents or that any information contained in any document incorporated by reference is accurate as of any date other than the date of that document.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “we”, “our”, “us”, “Endeavour” or the “Company” refer to Endeavour Silver Corp. and each of its material subsidiaries.

Cautionary Note Regarding Forward-Looking Statements

This Prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

5

Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks relating to precious and base metal price fluctuations;
•	risks relating to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar);
•	uncertainty as to duration and impact of the current novel coronavirus (“COVID-19”) pandemic;
•	risks relating to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities;
•	uncertainty in our ability to fund the development of our mineral properties or the completion of further exploration programs;
•	uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that our development activities will result in profitable mining operations;
•	risks relating to our reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined;
•	risks relating to changes in governmental regulations, tax and labour laws and obtaining necessary licenses and permits;
•	risks relating to our business being subject to environmental laws and regulations which may increase our costs of doing business and restrict our operations;
•	risks relating to our mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title;
•	risks relating to inadequate insurance or inability to obtain insurance;
•	risks relating to our ability to successfully integrate acquisitions;
•	uncertainty in our ability to obtain necessary financing;
•	risks relating to increased competition that could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties for mineral exploration in the future;
•	risks relating to many of our primary properties being located in Mexico, including political, economic, and regulatory instability;
•	risks relating to our officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests;
•	uncertainties relating to our status as a foreign issuer under United States federal securities laws;
•	risks relating to financial instruments; and
•	risks relating to our securities.

This list is not exhaustive of the factors that may affect the Company’s forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements due to a variety of risk, uncertainties and other factors, including, without limitation, those referred to in this Prospectus and any Prospectus Supplement under “Risk Factors” and elsewhere in this Prospectus and any Prospectus Supplement and in the documents incorporated by reference herein. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by applicable law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

6

Cautionary Notes to United States Investors Concerning Mineral Reserve AND ResOURCE Estimates

This Prospectus and the documents incorporated by reference herein have been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. NI 43-101 is an instrument developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101and CIM standards. These definitions differ from the definitions in the SEC’s Industry Guide 7 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Prospectus and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) and, following a two-year transition period, the SEC Modernization Rules will replace the historical property disclosure requirements for mining registrants that are included in SEC Industry Guide 7. Following the transition period, as a foreign private issuer that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM standards. If the Company ceases to be a foreign private issuer or loses its eligibility to file its annual report on Form 40-F pursuant to the multi-jurisdictional disclosure system, then the Company will be subject to the SEC Modernization Rules which differ from the requirements of NI 43-101 and the CIM standards.

7

Currency Presentation and Exchange Rate Information

Unless stated otherwise or as the context otherwise requires, all references to dollar amounts in this Prospectus and any Prospectus Supplement are references to Canadian dollars. References to “$” or “Cdn.$” are to Canadian dollars and references to “U.S. dollars” or “U.S.$” are to United States dollars.

Except as otherwise noted in the Company’s AIF (as defined under “Documents Incorporated by Reference”) and the Company’s financial statements and related management’s discussion and analysis of financial condition and results of operations of the Company that are incorporated by reference into this Prospectus (see “Documents Incorporated by Reference”), the financial information contained in such documents is expressed in United States dollars.

The high, low, average and closing rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Company ended December 31, 2019, December 31, 2018 and December 31, 2017, as quoted by the Bank of Canada, were as follows:

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017

High	1.3600	1.3642	1.3743
Low	1.2988	1.2288	1.2128
Average	1.3269	1.2957	1.2986
Closing	1.2988	1.3642	1.2545

On April 27, 2020, the exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was U.S.$1.00 = Cdn.$1.4053 (Cdn.$1.00 = U.S.$0.7116).

The Company

The Company is a Canadian mineral company engaged in the evaluation, acquisition, exploration, development and exploitation of precious metal properties in Mexico and Chile. The Company has three producing silver-gold mines in Mexico: the Guanaceví Mine in Durango acquired in 2004, the Bolañitos Mine in Guanajuato acquired in 2007 and the El Compas Mine in Zacatecas acquired in 2016. In addition to operating these three mines, the Company is advancing two exploration and development projects in Mexico: the Terronera property in Jalisco acquired in 2010 that is now in the pre-feasibility stage, and the prospective Parral properties in Chihuahua acquired in 2016.

Over the past six years, the Company has acquired and advanced three exploration projects in northern Chile: Aida project (silver), Paloma project (gold) and the Cerro Marquez project (copper-molybdenum-gold).

Further information regarding the business of the Company, its operations and its mineral properties can be found in the Company’s AIF and the materials incorporated by reference into this Prospectus. See “Documents Incorporated by Reference”.

Recent Developments

Terronera Prefeasibility Study

On March 18, 2020, the Company announced receipt of an economic summary of an updated pre-feasibility study for its Terronera silver-gold mine project in Jalisco, Mexico (the “Terronera Project”). Significant changes were made to the operations plan, capital and operating costs compared to the current NI 43-101 Technical Report titled “Updated Technical Report for the Terronera Project, Jalisco State, Mexico” dated April 30, 2019 (effective February 12, 2019) (the “PFS”) on the Terronera Project and, as a result, although still positive, the economic summary returned less robust economics compared to the current PFS.

8

The Company is conducting a complete review of the PFS in order to assess all assumptions and optimize the project design and economics for an internal updated pre-feasibility study prior to proceeding to an independent feasibility study. The Company plans to provide a further update on the Terronera Project by the end of June 2020.

Temporary Suspension of Mining Activities due to COVID-19 and Withdrawal of Guidance

On April 2, 2020, the Company announced that the Mexican government had declared on March 31, 2020 a national health emergency with extraordinary measures due to the COVID-19 pandemic. Numerous health precautions have been decreed, including the suspension of non-essential businesses, with only essential services to remain open. Mining does not qualify as an essential service so for the protection of the Company’s staff, employees, contractors and communities, the Company commenced the process of suspending its three mining operations in Mexico until April 30, 2020 as mandated by the Mexican government. The Company is retaining essential personnel at each mine site during the suspension period to maintain safety protocols, environmental monitoring, security measures and equipment maintenance. Essential personnel are following the Company’s strict COVID-19 safety protocols and non-essential employees have been sent home to self-isolate and stay healthy, while continuing to receive their base pay.

On April 21, 2020, the Mexican government announced certain modifications to the extraordinary measures issued on March 31, 2020. These include an extension of the suspension of all activities considered non-essential until May 30, 2020. However, the suspension of activities will not be applicable as of May 18, 2020 to municipalities that present low or no transmission of the COVID-19 virus. Whether the suspension of activities will no longer apply to the Company’s three mine sites or other operations as of May 18, 2020 cannot be ascertained at this time.

As the COVID-19 health emergency is dynamic and, given that the ultimate duration of the suspension period is uncertain, the impact on the Company’s 2020 production and costs is presently indeterminable. Therefore, the Company has withdrawn its production and cost guidance until further notice.

Production Update

On April 9, 2020, the Company announced production in the first quarter of 2020 of 857,659 silver ounces (oz) and 8,476 gold oz for silver equivalent production of 1.5 million oz at an 80:1 silver:gold ratio.

Silver and gold production was lower in the first quarter of 2020 compared to the first quarter of 2019 due to the suspension of mining operations at the El Cubo mine in the fourth quarter of 2019. Excluding 2019 El Cubo production, production increased significantly due to improved throughput and ore grades at Guanacevi, production from the El Compas operation commissioned late in the first quarter of 2019 and partly offset by lower production at Bolañitos driven primarily by lower grades.

For the first quarter of 2020, silver equivalent production was in line with guidance prior to its withdrawal by the Company and the Company was planning for output increases in the second quarter of 2020 prior to the suspension of operations. See “Temporary Suspension of Mining Activities due to COVID-19 and Withdrawal of Guidance”. The Company will provide updated guidance when it is determined the operations can safely re-start.

El Compas Property

The El Compas operation achieved commercial production March 15, 2019 and produced 104,377 silver ounces and 7,577 gold ounces in 2019. The El Compas operation was developed with the intention that future exploration success would allow it to attain material value for the Company, which has not occurred to date. Prior to the withdrawal of guidance announced on April 2, 2020, management estimated the El Compas operation would produce 10,000 to 12,000 gold ounces and 100,000 to 200,000 silver ounces in 2020. With the El Compas operation having 12 months of operations, the Company considers the El Compas Preliminary Economic Assessment dated May 11, 2017 (“El Compas PEA”) which is incorporated by reference in the Company’s AIF (incorporated by reference herein) to be no longer current and the Company is no longer relying on the information contained in El Compas PEA.

9

Use of Proceeds

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including, without limitation, the following anticipated purposes:

•	to fund the development of the Terronera Project;

•	to assess potential development stage mineral properties for acquisition;

•	to fund the potential acquisition of other development stage mineral properties; and

•	for continued exploration on the Company’s various existing mineral properties.

The use of proceeds set out above may change due to the impact of the COVID-19 pandemic. See “Recent Developments – Temporary Suspension of Mining Activities due to COVID-19 and Withdrawal of Guidance” and “Risk Factors”

Each Prospectus Supplement will contain specific information concerning the use of proceeds from that sale of Securities.

The Company had negative cash flow of $9.6 million during the 2019 fiscal year. In the current price environment for precious metals, the Company anticipates having positive operating cash flow in future periods based on the Company’s expected production profile. Should this not be the case, proceeds from the sale of Securities may be used to cover negative cash flow from operations in future periods as required. See “Risk Factors”.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Company’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

Consolidated Capitalization

Other than the sale of 1,202,976 Common Shares pursuant to the “ATM Facility” and the issuance of 6,000 Common Shares pursuant to the exercise of stock options (see “Prior Sales”), there has been no material change in the share and loan capital of the Company, on a consolidated basis, since December 31, 2019 (the period end of the most recent financial statements of the Company filed and incorporated by reference in this Prospectus).

Earnings Coverage Ratios

The following consolidated earnings coverage ratio has been calculated for the year ended December 31, 2019 and gives effect to all long-term financial liabilities and current portions thereof of the Company and the repayment, redemption or retirement thereof since such dates. The earnings coverage ratio set forth below does not purport to be indicative of earnings coverage ratios for any future periods. The earnings coverage ratio and the interest requirements do not give effect to the issuance of any Debt Securities that may be issued pursuant to any Prospectus Supplement since the aggregate principal amounts and the terms of such Debt Securities are not presently known.

Year ended December 31, 2019
Interest requirements	U.S.$301,000
Earnings (loss) before interest expense and taxes	(U.S.$43,703,00)
Earnings coverage	Negative 145

10

If the Company offers any Debt Securities having a term to maturity in excess of one year under a Prospectus Supplement, the Prospectus Supplement will include earnings coverage ratios giving effect to the issuance of such Debt Securities.

The Company would have required a net income of U.S.$0.3 million for the 12 months ended December 31, 2019 in order to achieve an earnings coverage ratio of one-to-one for such period.

Dividend Policy

The Company has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s board of directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

Description of Common Shares

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As at the date of this Prospectus, there are 143,838,297 Common Shares issued and outstanding.

Each Common Share ranks equally with all other Common Shares with respect to distribution of assets upon dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of Common Shares are entitled to one vote for each share on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company. The holders of Common Shares have no pre-emptive or conversion rights. The rights attaching to the Common Shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Description of Warrants

The following description, together with the additional information the Company may include in any Prospectus Supplements, summarizes the material terms and provisions of the Warrants that the Company may offer under this Prospectus, which may consist of Warrants to purchase Common Shares or other Securities and may be issued in one or more series. Warrants may be offered independently or together with Common Shares or other Securities offered by any Prospectus Supplement, and may be attached to or separate from those Securities. Warrants will not, however, be offered for sale separately to any member of the public in Canada unless the offering is in connection with, and forms part of, the consideration for an acquisition or merger transaction. While the terms summarized below will apply generally to any Warrants that the Company may offer under this Prospectus, the Company will describe the particular terms of any series of Warrants that it may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants will be issued under and governed by the terms of one or more warrant indentures or agreement (each a “Warrant Indenture”) between the Company and a warrant agent or warrant trustee (a “Warrant Agent”) that the Company will name in the relevant Prospectus Supplement. Each Warrant Agent will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Warrant Indenture describing the terms and conditions of such Warrants that the Company is offering before the issuance of such Warrants.

11

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Warrant Indenture. Prospective investors should refer to the Warrant Indenture relating to the specific Warrants being offered for the complete terms of the Warrants. The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering.

The particular terms of each issue of Warrants will be described in the applicable Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;

•	the price at which the Warrants will be offered;

•	the currency or currencies in which the Warrants will be offered;

•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•	the number of Common Shares or other Securities that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares or other Securities may be purchased upon exercise of each Warrant;

•	the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•	the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•	any minimum or maximum number of Warrants that may be exercised at any one time;

•	whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•	whether the Warrants will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Warrants; and

•	and any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares or other Securities issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase the Securities that the Company specifies in the applicable Prospectus Supplement at the exercise price described therein. Unless the Company otherwise specifies in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

12

Holders of the Warrants may exercise the Warrants by delivering the Warrant Certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Agent in immediately available funds, as provided in the applicable Prospectus Supplement. The Company will set forth on the Warrant Certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Agent.

Upon receipt of the required payment and the Warrant Certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement, the Company will issue and deliver the Securities purchasable upon such exercise. If fewer than all of the Warrants represented by the Warrant Certificate are exercised, then the Company will issue a new Warrant Certificate for the remaining amount of Warrants. If the Company so indicates in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture will specify that, upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, Warrants exercisable for Common Shares will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants that are exercisable for Common Shares.

Rescission

The Warrant Indenture will also provide that, if Warrants are offered separately, any misrepresentation in this Prospectus, the Prospectus Supplement under which Warrants are offered separately, or any amendment hereto or thereto, will entitle each initial purchaser of Warrants to a contractual right of rescission following the issuance of the Common Shares or other Securities to such purchaser entitling such purchaser to receive the amount paid for the Warrants upon surrender of the Common Shares or other Securities, provided that such remedy for rescission is exercised in the time stipulated in the Warrant Indenture. This right of rescission does not extend to holders of such separately offered Warrants who acquire such Warrants from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire such Warrants in the United States.

Global Securities

The Company may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture.

13

The Company may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

Description of Subscription Receipts

The Company may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Company and an escrow agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. A copy of the form of Subscription Receipt Agreement will be filed with Canadian securities regulatory authorities and, if applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a Report of Foreign Private Issuer on Form 6-K that the Company files with the SEC, any Subscription Receipt Agreement describing the terms and conditions of such Subscription Receipts that the Company is offering before the issuance of such Subscription Receipts.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement.

The Prospectus Supplement relating to any Subscription Receipts the Company offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and NYSE relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Company offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;

•	the price at which the Subscription Receipts will be offered;

•	the currency or currencies in which the Subscription Receipts will be offered;

•	the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;

•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants or a combination thereof;

•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;

•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (e.g. an amount equal to dividends declared on Common Shares by the Company to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);

14

•	the identity of the Escrow Agent;

•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;

•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;

•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

•	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

•	any entitlement of the Company to purchase the Subscription Receipts in the open market by private agreement or otherwise;

•	whether the Company will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;

•	whether the Company will issue the Subscription Receipts as bearer securities, registered securities or both;

•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;

•	whether the Subscription Receipts will be listed on an exchange;

•	material Canadian federal income tax consequences and, if applicable, material United States federal income tax consequences of owning the Subscription Receipts; and

•	any other terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Company. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, Holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefor and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

15

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of Common Shares or Warrants underlying the particular Subscription Receipts or any other reorganization, amalgamation, arrangement, merger or sale of all or substantially all of the Company’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share or identical Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Company, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Company affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Company, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Company may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Company may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

16

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscriptions Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

Description of Debt Securities

In this section describing the Debt Securities, “the Company” refers only to Endeavour Silver Corp. without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Company may issue Debt Securities, separately or together, with Common Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees (the “Trustee”) that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into has been filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part and will be filed with the securities commissions or similar authorities in Canada when it is entered into. The description of certain provisions of the Indenture in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement. This description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities; any limit on the aggregate principal amount of the Debt Securities; the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•	the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•	the covenants applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•	the extent and manner, if any, to which payment on or in respect of the Debt Securities of the series will be senior or will be subordinated to the prior payment of other liabilities and obligations of the Company;

•	whether the Debt Securities will be secured or unsecured;

•	whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

17

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the denominations in which registered Debt Securities will be issuable, if other than denominations of U.S.$1,000 and integral multiples of U.S.$1,000, and the denominations in which bearer Debt Securities will be issuable, if other than denominations of U.S.$5,000;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	if other than United States dollars, the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	material Canadian federal income tax consequences and United States federal income tax consequences of owning the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•	any other terms, conditions, rights or preferences of the Debt Securities which apply solely to the Debt Securities.

If the Company denominates the purchase price of any of the Debt Securities in a currency or currencies other than United States dollars, or if the principal of and any premium and interest on any Debt Securities is payable in a currency or currencies other than United States dollars, the Company will provide investors with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of Debt Securities and such non-United States dollar currency or currencies in the applicable Prospectus Supplement.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Common Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Common Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Common Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

Description of Units

The following description, together with the additional information the Company may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that the Company may offer under this Prospectus. While the terms summarized below will apply generally to any Units that the Company may offer under this Prospectus, the Company will describe the particular terms of any issue of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

The Company will also add to disclosure in any subsequent Prospectus Supplement whereby Units are offered the form of any unit agreement (“Unit Agreement”) between the Company and a unit agent (“Unit Agent”) that describes the terms and conditions of the issue of Units being offered, and any supplemental agreements. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of any Unit Agreement and any supplemental agreements applicable to a particular issue of Units. The Company urges you to read the applicable Prospectus Supplements relating to the particular issue of Units that the Company sells under this Prospectus, as well as any Unit Agreement and any supplemental agreements that contain the terms of the Units. If applicable, the Company will file with the SEC as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a current report on Form 6-K that the Company files with the SEC, any Unit Agreement describing the terms and conditions of such Units that the Company is offering before the issuance of such Units.

18

General

The Company may issue Units comprising two or more of Common Shares, Warrants or Debt Securities, in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security. Any Unit Agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date. The Company will describe in the applicable Prospectus Supplement the terms of the issue of Units, including: the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately; any provisions of any governing Unit Agreement that differ from those described below; and any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units. The provisions described in this section, as well as those described under “Description of Common Shares”, “Description of Warrants” and “Description of Debt Securities” will apply to each Unit and to any Common Share, Warrant or Debt Security included in each Unit, respectively.

Issuance in Series

The Company may issue Units in such amounts and in numerous distinct series as the Company may determine.

Enforceability of Rights by Holders of Units

Each Unit Agent will act solely as the Company’s agent under any applicable Unit Agreement and will not assume any obligation or relationship of agency or trust with any holder of any Unit. A single trust company may act as a Unit Agent for more than one series of Units. A Unit Agent will have no duty or responsibility in case of any default by us under any applicable Unit Agreement or Unit, including any duty or responsibility to initiate any proceedings at law or otherwise, or to make any demand upon us. Any holder of a Unit may, without the consent of any related Unit Agent or the holder of any other Unit, enforce by appropriate legal action its rights as holder under any security included in the Unit. The Company, any Unit Agents, and any of the Company’s or their agents may treat the registered holder of any Unit certificate as an absolute owner of the Units evidenced by that certificate for any purpose and as the person entitled to exercise the rights attaching to the Units so requested, despite any notice to the contrary.

Denominations, Registration and Transfer

The Securities will be issued in fully registered form without coupons attached in either global or definitive form and in denominations and integral multiples as set out in the applicable Prospectus Supplement. Other than in the case of book-entry-only Securities, Securities may be presented for registration of transfer (with the form of transfer endorsed thereon duly executed) in the city specified for such purpose at the office of the registrar or transfer agent designated by the Company for such purpose with respect to any issue of Securities referred to in the Prospectus Supplement. No service charge will be made for any transfer, conversion or exchange of the Securities but the Company may require payment of a sum to cover any transfer tax or other governmental charge payable in connection therewith. Such transfer, conversion or exchange will be effected upon such registrar or transfer agent being satisfied with the documents of title and the identity of the person making the request. If a Prospectus Supplement refers to any registrar or transfer agent designated by the Company with respect to any issue of Securities, the Company may at any time rescind the designation of any such registrar or transfer agent and appoint another in its place or approve any change in the location through which such registrar or transfer agent acts.

19

In the case of book-entry-only Securities, a global certificate or certificates representing the Securities will be held by a designated depositary for its participants. The Securities must be purchased or transferred through such participants, which includes securities brokers and dealers, banks and trust companies. The depositary will establish and maintain book-entry accounts for its participants acting on behalf of holders of the Securities. The interests of such holders of Securities will be represented by entries in the records maintained by the participants. Holders of Securities issued in book-entry-only form will not be entitled to receive a certificate or other instrument evidencing their ownership thereof, except in limited circumstances. Each holder will receive a customer confirmation of purchase from the participants from which the Securities are purchased in accordance with the practices and procedures of that participant.

Plan of Distribution

The Company may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents, including sales pursuant to ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers. Underwriters may sell Securities to or through dealers. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters, dealers or agents and any fees or compensation payable to them in connection with the offering and sale of a particular series or issue of Securities, the public offering price or prices of the Securities and the proceeds to the Company from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102—Shelf Distributions, including sales made directly on the TSX, NYSE or other existing trading markets for the Securities. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

In connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Unless otherwise specified in the applicable Prospectus Supplement, the Company does not intend to list any of the Securities other than the Common Shares on any securities exchange. Any underwriters, dealers or agents to or through which Securities other than the Common Shares are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters, dealers or agents will not be obligated to do so and may discontinue any such market making at any time and without notice. No assurance can be given that a market for trading in Securities of any series or issue will develop or as to the liquidity of any such market, whether or not the Securities are listed on a securities exchange.

Prior Sales

During the 12 months prior to the date of this Prospectus, the Company issued Common Shares pursuant to an “at-the-market” facility (“ATM Facility”) under a sales agreement dated June 13, 2018 (the “ATM Sales Agreement”) with BMO Capital Markets Corp. (the lead agent), CIBC World Markets Inc., H.C. Wainwright & Co., LLC, HSBC Securities (USA) Inc., and TD Securities Inc. Under the terms of the ATM Sales Agreement, the Company had the ability to sell, from time to time, Common Shares having an aggregate offering value of up to U.S.$35.7 million on the NYSE at prevailing market prices. The Company determines, at its sole discretion, the timing and number of Common Shares to be sold under the ATM Facility. From April 1, 2019 to the date of this Prospectus, the Company sold under the ATM Facility a total of 12,186,777 Common Shares at prices ranging from U.S.$1.27 to U.S.$2.91 per share (with the volume weighted average price being U.S.$2.08 per share) for net proceeds of U.S.$25.3 million. As at the date of this Prospectus, net $35.2 million has been raised pursuant to the ATM Facility.

20

The following table sets out details of additional Common Shares issued by the Company during the 12 months prior to the date of this Prospectus.

Date	Number of Common Shares	Price per Common Share (Cdn.$)	Reason for issuance
July 22, 2019	150,000	$2.65	Stock option exercise
September 6, 2019	20,000	$2.65	Stock option exercise
January 7, 2020	6,000	$2.65	Stock option exercise

The following table sets out details of all securities convertible or exercisable into Common Shares that were issued or granted by the Company during the 12 months prior to the date of this Prospectus.

Date	Type of Security Issued	Number of Common Shares issuable upon exercise or conversion		Exercise or conversion price per Common Share (Cdn.$)
May 7, 2019	Stock options	25,000		$2.74
March 2, 2020	Stock options	2,380,000		$2.14
March 2, 2020	Performance share units	882,000	(1)	N/A
April 2, 2020	Stock options	40,000		$1.76

____________________________

(1)	Under the Company’s Performance Share Unit Plan, vested performance share units (“PSUs”) are redeemable, at the election of the Board of Directors of the Company in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date, or a combination of cash and Common Shares. The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company’s total shareholder return at the end of a three-year period relative to the Company’s total shareholder return peer group.

21

Trading Price and Volume

The Common Shares are listed for trading on the TSX under the symbol “EDR” and on the NYSE under the symbol “EXK”.

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated on the TSX, the Canadian marketplace on which the greatest volume of trading or quotation for the Common Shares generally occurs.

Month	High (Cdn.$)	Low (Cdn.$)	Volume
April 2019	3.42	2.77	3,291,850
May 2019	2.96	2.27	4,729,095
June 2019	2.82	2.33	5,426,785
July 2019	3.38	2.21	10,919,384
August 2019	3.81	2.91	15,032,794
September 2019	4.26	2.93	16,698,195
October 2019	3.34	2.67	10,363,783
November 2019	3.40	2.62	7,349,447
December 2019	3.20	2.73	4,579,475
January 2020	3.20	2.63	3,943,472
February 2020	2.81	1.94	4,902,116
March 2020	2.48	1.30	12,931,754
April 2020 (to April 27)	2.51	1.68	9,267,707

The following table sets forth the trading price range and volumes of the Common Shares for the periods indicated as reported by the NYSE. The data includes Common Shares sold through certain quotation systems in the United States.

Month	High (U.S.$)	Low (U.S.$)	Volume
April 2019	2.57	2.07	15,583,084
May 2019	2.21	1.68	20,432,304
June 2019	2.15	1.76	28,271,946
July 2019	2.57	1.70	63,907,239
August 2019	2.86	2.20	78,025,796
September 2019	3.20	2.21	89,563,527
October 2019	2.55	2.02	60,404,748
November 2019	2.59	1.97	52,567,120
December 2019	2.49	2.08	53,568,054
January 2020	2.47	2.00	44,707,122
February 2020	2.12	1.44	47,324,601
March 2020	1.85	0.99	58,871,964
April 2020 (to April 27)	1.82	1.18	43,716,513

Certain Income Tax Considerations

The applicable Prospectus Supplement will describe certain Canadian federal income tax consequences to investors described therein of acquiring Securities, including, in the case of an investor who is not a resident of Canada (for purposes of the Income Tax Act (Canada)), if applicable, whether payment of principal, premium, if any, and interest will be subject to Canadian non-resident withholding tax.

The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of Securities by an initial investor who is a “U.S. person” (within the meaning of the United States Internal Revenue Code), if applicable, including, to the extent applicable, any such consequences relating to Securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special terms.

22

Legal Matters

Certain legal matters in connection with the Securities offered hereby will be passed upon on behalf of the Company by Koffman Kalef LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to United States legal matters.

Interest of Experts

Information regarding experts is contained in the Company’s AIF.

Risk Factors

Investing in securities of the Company involves a significant degree of risk and must be considered speculative due to the high-risk nature of the Company’s business. Investors should carefully consider the information included or incorporated herein by reference in this Prospectus and the Company’s historical consolidated financial statements and related notes thereto before making an investment decision concerning the Securities. There are various risks, including those discussed in the Company’s AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of the Company. These risk factors, together with all of the other information included, or incorporated by reference in this Prospectus, including information contained in the section entitled “Cautionary Note Regarding Forward-Looking Statements” should be carefully reviewed and considered before a decision to invest in the Securities is made. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business. In addition, risks relating to a particular offering of Securities will be set out in a Prospectus Supplement relating to such offering.

Impact of COVID-19 Pandemic

In addition to the foregoing, the Company’s business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties’ ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company’s business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill programs, mining and processing operations shutdowns, and other factors that will depend on future developments beyond the Company’s control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company’s operating results and ability to raise capital.

Negative Operating Cash Flow

The Company reported negative cash flow from operations for the year ended December 31, 2019. In the current price environment for precious metals, the Company anticipates having positive operating cash flow in future periods based on the Company’s expected production profile. If and to the extent the Company has negative operating cash flows in future periods, it may need to deploy a portion of its working capital to fund such negative cash flow or be required to raise additional funds, including through the issuance of additional Securities, to cover such negative cash flow. There is no assurance that additional capital or other types of financing will be available when needed or that these financings will be on terms at least as favourable to the Company as those previously obtained, or at all.

23

Documents Incorporated by Reference

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada, which have also been filed with, or furnished to, the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Company at 1130-609 Granville Street, Vancouver, British Columbia V7Y 1G5, telephone: (604) 685-9775. These documents are also available through the internet on SEDAR (www.sedar.com) and on EDGAR (accessed at www.sec.gov).

The following documents of the Company, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

1.	the annual information form of the Company dated March 5, 2020 for the year ended December 31, 2019 (the “AIF”), filed March 6, 2020;

2.	the audited annual consolidated financial statements of the Company for the years ended December 31, 2019 and December 31, 2018 and the auditor’s report thereon, filed February 24, 2020;

3.	the management’s discussion and analysis of the Company for the year ended December 31, 2019, filed February 24, 2020; and

4.	the information circular dated March 25, 2020 with respect to the Company’s annual general meeting of shareholders on May 12, 2020, filed March 31, 2020.

All documents of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101—Short Form Prospectus Distributions filed by the Company with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus, and before the termination of the Offering, are deemed to be incorporated by reference into this Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus is included in any report filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), after the date of this Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part (in the case of documents or information deemed furnished on Form 6-K or Form 8-K, only to the extent specifically stated therein).

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that contains the statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement, but only for the purposes of the offering of Securities covered by that Prospectus Supplement.

24

Upon a new annual information form and related annual financial statements being filed by us with, and where required, accepted by, the applicable securities regulatory authority during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all interim financial statements, material change reports and information circulars and all Prospectus Supplements filed prior to the commencement of the Company’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of future offers and sales of Securities hereunder.

Documents Filed as Part of the Registration Statement

The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: (i) the documents set out under the heading “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditor and technical report authors; (iii) the powers of attorney from the directors and certain officers of the Company; and (iv) the form of indenture for Debt Securities. A copy of the form of debt or warrant indenture, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

Additional Information

The Company has filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. See “Documents Filed as Part of the Registration Statement”. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time we sell Securities under the registration statement, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add to, update or change information contained in this Prospectus.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files and furnishes annual and quarterly financial information and material change reports, business acquisition reports and other material with the securities commission or similar regulatory authority in each of the provinces of Canada and with the SEC. Under MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer within the meaning of rules made under the U.S. Exchange Act, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and shortswing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as United States companies.

The Company’s reports and other information filed or furnished with or to the SEC are available from the SEC’s Electronic Document Gathering and Retrieval System, or EDGAR, at www.sec.gov, as well as from commercial document retrieval services. The Company’s Canadian filings are available on the System for Electronic Document Analysis and Retrieval, or SEDAR, at www.sedar.com. Unless specifically incorporated by reference herein, documents filed or furnished by the Company on SEDAR or EDGAR are neither incorporated in nor a part of this Prospectus.

25

Enforceability of Civil Liabilities AGAINST NON-u.s. PERSONS

The Company is a corporation existing under the Business Corporations Act (British Columbia). Most of the Company’s directors and officers, and some or all of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and substantially all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of Common Shares who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of the Company’s directors and officers and experts under the United States federal securities laws. A final and conclusive in personam judgment of a United States court predicated solely upon civil liability under United States federal securities laws may be enforceable in British Columbia; however, a British Columbia court will enforce any such judgment only if several conditions are met. Those conditions include, among other things: (a) the British Columbia court has territorial competence and does not decline to exercise that territorial competence or, if it lacks territorial competence, exercises its discretion to hear the action; (b) the United States court in which the judgment was obtained had jurisdiction as recognized by the British Columbia court, (c) the judgment is not void or voidable under the laws of the United States court and was not obtained by fraud or in a manner contrary to the rules of natural justice; (d) if obtained by default, there is no manifest error on the face of the judgment; (e) the enforcement of the judgment is not contrary to public policy and does not constitute, directly or indirectly, the enforcement of laws characterized by a British Columbia court as being a revenue, expropriatory, penal or similar law; and (f) the action to enforce the judgment is commenced and maintained in accordance with the procedural requirements of, and within the applicable limitation periods under, British Columbia law. Furthermore, the British Columbia court may stay or decline to hear the action to enforce a judgment of a United States court pending an appeal or if there is any subsisting judgment in any jurisdiction relating to the same cause of action. The enforceability of a judgment of a foreign court is subject to, among other things, applicable bankruptcy, insolvency, moratorium, arrangement, winding-up and other similar laws generally affecting the enforcement of rights of creditors and the general principles of equity. However, there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Company filed with the SEC, concurrently with its registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed DL Services Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of or related to or concerning the offering of the Securities under this Prospectus.

26